Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

The following presentation was given during the investor call hosted by Kraft Foods Group, Inc. and H.J. Heinz Company on March 25, 2015 at 8:30 a.m., and was made available on the Kraft Foods Group, Inc. investor relations website at http://ir.kraftfoodsgroup.com/.

Investor Presentation

March 25, 2015

Creating a Global Food & Beverage Leader

Safe Harbor Statement

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “might,” “will,” “should,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future”, “potential,” “intend,” “seek to,” “plan,” “assume,” “believe,” “target,” “forecast,” “goal,” “objective,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and

Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In c onnection with the proposed transaction, Heinz intends to file a registration statement on Form S-4, containing a proxy statement/prospectus (the “S-4”) with the Securities and Exchange

Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that

Heinz or Kraft may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz will be set forth in the S-4. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

List of Participants

John Cahill

Chairman and Chief Executive Officer, Kraft Foods Group

Alexandre Behring

Chairman, H.J. Heinz Company

Co-founder and the Managing Partner, 3G Capital

Bernardo Hees

Chief Executive Officer, H.J. Heinz Company

2

A Transformational Combination

[Graphic Appears Here]

#4 North American Food & Beverage Company

Portfolio of iconic North American brands

#1 or #2 position in 17 core categories

98% penetration in North America households

80%+ awareness of Kraft brand in 14 key international markets

$18bn+ in sales

[Graphic Appears Here]

Leading, Global Food Player, with Substantial Geographic Diversity

Portfolio of iconic, global brands

Products with #1 or #2 market share in 50+ countries

$10bn+ in sales

Most profitable food company

[Graphic Appears Here]

Agenda

Transaction Highlights

Kraft Overview

Heinz Overview

A Transformational Combination

4

Creating A Global Powerhouse in Food & Beverage

Substantially Improved Scale in Key North

America Retail and Foodservice Markets

Significant Cost Efficiency and Synergies

Opportunity of $1.5 billion

[Graphic Appears Here]

International Expansion of Kraft Brands

Through Heinz Platform

[Graphic Appears Here]

Anchored by Long-Term Partners

With Proven Track Records

Investment Grade Company with Sustainable

Capital Structure for the Long-Term

5

Substantial Value for Kraft Shareholders

Today

Transaction Consideration

1	Share 1 Share of $16.50

of Kraft Kraft Heinz Cash Payment

Transaction is Expected to be EPS Accretive by 2017

New Company to Maintain Dividend Per Share,

Which is Expected to Increase Over Time

6

Key Transaction Highlights

• Kraft shareholders to own 49% and Heinz shareholders to own 51% of the combined entity

Consideration • Kraft shareholders to receive a cash payment of $16.50 per share ($10 billion aggregate value), fully funded by $10 billion of new common equity contributed by

Heinz shareholders

• Strongly committed to Investment Grade capital structure for long-term sustainability

Capital • Refinance $9.5bn of existing Heinz High-Yield debt with Investment Grade debt at transaction close

Structure

• Call Preferred Equity in 2016 and replace with Investment Grade debt, with $450 -

$500 million in annualized cash savings

• Significant synergy potential – $1.5 billion in run-rate annual cost savings by 2017

Value • Significant revenue synergy opportunity, with strong platform for international growth

Creation • Meaningful working capital improvements

• Immediate cash payment and EPS accretive by 2017

Dividend • Maintain Kraft’s current dividend per share, which is expected to increase over time

Timing • Transaction expected to close during H2 2015

7

Key Governance Highlights

• Bernardo Hees, Chief Executive Officer of Heinz, will be appointed Chief Executive

Officer of The Kraft Heinz Company

Management

• The new executive team for the combined global company will be announced during the transition period, but no later than transaction closing

• Board of Directors of the combined company will consist of five members appointed by the current Kraft Board, as well as six members appointed by the current Heinz

Board

• From Heinz, members of the new Board will be Alex Behring, Warren E. Buffett, Jorge

Paulo Lemann, Marcel Telles, Greg Abel and Tracy Britt Cool

Board of Directors • Alex Behring, Chairman of Heinz and the Managing Partner at 3G Capital, will become

Chairman of The Kraft Heinz Company

• From Kraft, members of the new Board will be John T. Cahill, John C. Pope, Mackey J.

McDonald, L. Kevin Cox and Jeanne P. Jackson

• John Cahill, Kraft Chairman and Chief Executive Officer, will become Vice Chairman and

Chair of a newly formed Operations and Strategy Committee of the Board of Directors

• The Kraft Heinz Company will be co-headquartered in Pittsburgh and the Chicago area

Community • Committed to supporting local charities and community relationships in the communities in which it operates

8

Our Commitment to an Investment Grade Rating

Strongly Committed to Investment Grade for Long-Term Sustainability

• Refinance $9.5 billion of existing secured Heinz High -Yield debt with new

Investment Grade debt at transaction close

• Refinance remaining existing secured Heinz High -Yield debt with new

Investment Grade debt as soon as practicable

Capital Structure • Refinance $8.0 billion of Preferred Equity as soon as it is callable in June

2016 with new Investment Grade debt

• Targeting $2 billion of debt pay-down within two years

• Target net leverage of below 3.0x to be achieved in the medium -term

• Maintain dividend per share, which is expected to increase over time

Shareholder

Returns • No share repurchases for at least two years following transaction close in order to accelerate deleveraging to our stated target

Introduction to Kraft’s New Partners

Overview

• Led by Chairman and CEO Warren Buffett, Berkshire •

Hathaway is widely recognized for its long history of

successful investments

• The firm currently owns and operates a large number •

of businesses engaged in a variety of activities

Overview

Global investment firm focused on long-term value, with a particular emphasis on maximizing the potential of brands and businesses The firm and its partners have a strong history of operational excellence, board involvement, deep sector expertise, and an extensive global network

Selected Track Record

Selected Track Record

[Graphic Appears Here]

Kraft Foods is partnering with Heinz shareholders to create a best-in-class global food powerhouse with a deep portfolio of iconic brands

Agenda

Transaction Highlights

Kraft Overview

Heinz Overview

A Transformational Combination

Kraft Overview

98% Household Penetration in North

America

#1 or #2 Position in 17 Top Categories

(80% of Sales)

7	Brands with Annual Retail Sales Over $1bn

Products Average >2x the Share of the

Nearest Branded Competitor

[Graphic Appears Here]

80%+ Awareness of the Kraft Brand in 14 Key

International Markets

12 Source: Company filings and Nielsen.

Unmatched North America Brand Portfolio

• Kraft has leading brands across 17 diverse core categories

Selected Kraft Brands Kraft Brand Development

Cheese

(22% of Sales) 98% 10 43 or $107

Refrigerated

Meals

(19% of Sales)

Beverages

(14% of Sales)

Meals &

Desserts

(12% of Sales)

Enhancers &

Snack Nuts

(11% of Sales)% Household # Brands per Purchases of Kraft

Penetration Household Brands per

Canada Household (per

(11% of Sales) Year)

Source: Company filings and Nielsen.

13	Note: Foodservice and Exports together comprise 11% of Sales.

Leading Player in North American Food & Beverage

Last Fiscal Year North American Food & Beverage Sales ($bn)

$37.2

$27.9	(a)

$21.5

$17.9

$13.7

$9.5

$6.9	$6.4(b)
$5.6	$5.5

$4.2(b)

$2.4

Source: Company filings and Nielsen.

14	Note: North America beverages reflects non-alcoholic beverages.

Nestlé sales data reflects 2014 financials converted from CHF to USD at average 2014 exchange rate.

Campbell’s and McCormick sales data reflect U.S. sales only.

Agenda

Transaction Highlights

Kraft Overview

Heinz Overview

A Transformational Combination

Heinz Overview

A Powerful, Global Portfolio of Leading

Iconic Brands

Diversified Geographic Footprint with ~60%

of Sales outside of North America

Strong, Profitable Growth in Emerging

Markets (25% of Sales)

Industry-Leading EBITDA Margins with Room

for Expansion

[Graphic Appears Here]

Experienced, Proven Global Leadership Team

A Powerful, Global Portfolio of Leading Iconic Brands

Ketchup & Sauces Meals & Snacks Infant/Nutrition

#1 U.S. Frozen Food

Developed

Markets #1 U.S. Ketchup #3 U.S. Sauces #1 Italy Wet Baby Food

#1 Global Ketchup

#1 U.K. Baked Beans

Emerging #2 Indonesia Soy Sauce

Markets #1 Brazil Canned Vegetables #3 India Meal Replacement

#3 China Soy Sauce

17 Source: Nielsen and Euromonitor.

Strong Exposure to Emerging Markets

Geographic Sales Mix

Emerging Market % of Sales

+16pts

25%

North

America

39%

International

61% 9%

2005

2014

Transformational Changes at Heinz since Acquisition

Announced new leadership team on Day One after transaction

Mix of Heinz top talent and 3G nominees

Realized $1 billion operating improvements(a)

Implemented Zero-Based Budgeting and Management by Objectives

Simplified corporate structure

Sharpened focus on day-to-day operations

Global standard for monthly performance routines

Individual performance targets for 3,500+ employees

Rolled-out Vision & Values globally

Launched People and Culture pillars

Promoted 1,400 top Heinz talent to management

EBITDA Margin

+8pts

26%

18%

Close 2014A

(June 2013)

19 (a) Annualized run-rate basis.

Simple, Well-Defined Strategy to Drive Organic Growth

INCREASED • Reinvesting substantial fixed cost savings back into the business

MARKETING • Intention to increase marketing spending to support top -line growth

• Goal to be industry leading innovator in the consumer food space

BIG, BOLD BETS • Heinz North America and Europe will be innovation platforms

ON

INNOVATION • Other zones implementing successful launch while developing local innovation for custom categories

• Revenue management initiatives to drive top -line growth and profitability

PROFITABLE • Deep analysis and optimization of promotion activities

GROWTH • Brand strength helping to drive premium pricing/positioning

• SKU rationalization to focus on profitable growth

Heinz Focused on Big, Bold Bets

• Heinz has already launched a number of “Big Bet” product innovations in 2015

Product Strategic Objective Consumer Insight

Heinz • High satisfaction category

• Get existing yellow mustard users to

Yellow • Low involvement ‘yellow mustard is

trade-up to Heinz by offering a better

Mustard yellow mustard’

tasting, higher quality yellow mustard •

(HNA) #1 category driver is taste

Sriracha & • Generate new occasions for • Millennials looking for flavor varieties

Jalapeño consumption – savory / spicy and ethnic flavors are

Ketchup • Position strong Ketchup brand in trending

(HNA) growing on-trend segment

Heinz Hot • Build on Heinz strength and strong

Sauces position in Sauces offering alternatives

(Europe) in tune with consumer needs

Consumers actively seeking for flavor adventures to be incorporated into their regular meals

Spicier flavors have been outpacing growth trends

Agenda

Transaction Highlights

Kraft Overview

Heinz Overview

A Transformational Combination

Creating A Global Powerhouse in Food & Beverage

Substantially Improved Scale in Key North

America Retail and Foodservice Markets

Significant Cost Efficiency and Synergies

Opportunity of $1.5 billion

[Graphic Appears Here]

International Expansion of Kraft Brands

Through Heinz Platform

[Graphic Appears Here]

Anchored by Long-Term Partners

With Proven Track Records

Investment Grade Company with Sustainable

Capital Structure for the Long-Term

#3 Food & Beverage Player in North America…

Combined 2014 sales of $29.1 billion; $22.2 billion in North America

Last Fiscal Year North American Food & Beverage Sales ($bn)

$37.2

$27.9 (a)

$22.2 $21.5

$17.9

$13.7

$9.5

$6.9 $6.4(b) $5.6 $5.5

$4.2(b)

$2.4

Source: Company filings and Nielsen.

24 Note: North America beverages reflects non-alcoholic beverages.

Nestlé sales data reflects 2014 financials converted from CHF to USD at average 2014 exchange rate.

Campbell’s and McCormick sales data reflect U.S. sales only.

…and the Leading Branded North American Player in Foodservice

Foodservice platform raises brand awareness with iconic portfolio of front -of-store brands

Profitable and steady business that maximizes advantage of scale in North America

Unmatched Scale Ubiquitous, Front-of-Store Brands

2014A Sales ($bn)

$3.1

Kraft

$1.6	$1.6

Heinz

Source: Company filings.

$1.5bn of Cost Efficiencies and Synergies

• Implement Zero-Based Budgeting

COGS • Rationalize manufacturing footprints, integrate distribution

Savings networks and realize synergies from overlap

• Improve productivity & optimize procurement expenditure

• Implement Zero-Based Budgeting

SG&A

• Streamline organization and realize synergies from overlap

Savings

• Optimize advertising and marketing expenditure

Unparalleled Portfolio of Leading Brands

Eight billion-dollar brands and five $500m+ brands

$1bn+ Brands $500m – $1bn Brands

Selected $100m—$500m Brands

27 Source: Nielsen.

Note: Brand sales reflect total retail sales under brand umbrella.

Clear Opportunities for Revenue Synergies and Increased Organic Growth

Potential Brand Expansion Opportunities

• Win additional shelf space with

increased scale

America • Combine leading foodservice

platforms to offer customers

North broader range of products and

solutions

• Bring Kraft’s iconic brands to

international markets

• Leverage Heinz international

International platform

• Targeted approach in accordance

with Mondelēz agreements

[Graphic Appears Here]

Existing Platform to Enable International Growth

[Graphic Appears Here]

[Graphic Appears Here]

Potential to Capitalize on Kraft's Untapped International Opportunity Over Time

- **Repatriation of Kraft brands over time presents meaningful international growth opportunity**



European Union
- Kraft – Cheese
- Kraft – Mac & Cheese
- Bulls Eye
- Cracker Barrel
- Kraft – Mayo
- Kraft – Salad Dressing
- Kraft – Ketchup
- Lunchables (UK & Ireland)

CEE – Non-EU
- Kraft – Cheese
- Kraft – Mayonnaise
- Miracle Whip

Mexico
- MiO
- Kool – Aid
- Kraft – Cheese
- Kraft Processed Cheese
- Kraft Mayo

Caribbean
- Crystal Light
- Country Time
- Carte Noir
- Crystal Light (PR)
- Tassimo

Central America
- Kraft – Cheese
- Kraft – Mayonnaise
- Kraft – Salad Dressing
- Kraft – Mac & Cheese
- Country Time
- Kool – Aid
- Miracle Whip

South America
- Kraft – Cheese
- Kraft – Mayonnaise
- Kraft – Mac & Cheese
- Kool – Aid
- Kraft Processed Cheese (Venezuela)
- Kraft – Mayo (Venezuela)

MEA – Near East
- Kraft – Mayonnaise
- Miracle Whip
- Kraft – Cheese

MEA – Far East
- Kraft – Mayonnaise
- Miracle Whip
- Processed Cheese (Mauritius)

Australia & New Zealand
- Kraft – Cheese
- Kraft – Mac & Cheese
- Kraft Mayo
- Peanut Butter
- Salad Dressings

Opportunity to leverage Heinz's existing international infrastructure for expansion

30

High Awareness of the Kraft Brand Internationally

The Kraft brand has 80%+ awareness in 14 international countries; Heinz has presence in 13 of these

Awareness of the Kraft Brand(a) Heinz Presence?

U.S. 100% ?

Canada 100% ?

Indonesia 100% ?

U.K. 99% ?

Australia 99% ?

Italy 99% ?

Mexico 98% ?

China 98% ?

Germany 98% ?

U.A.E. 98% ?

Malaysia 98% ?

Spain 96% ?

Argentina 92%

Brazil 89% ?

India 87% ?

Russia 80% ?

31

Source: Kraft Global Trust Barometer Study, 2012. Selected countries presented.

(a)	Represents Kraft brand awareness with informed consumers in each country.

Berkshire Hathaway and 3G Capital are the Right Partners for Kraft

Long-term oriented investors with shared vision and common values

Track record of revitalizing, building, and expanding strong consumer brands

Focused on meaningful operational improvements through deep partner involvement

Stability in shareholder base provides support for implementing transformative changes

[Graphic Appears Here]

Track Record of Shareholder Value Creation

Q&A